August 1, 2011
Via Federal Express and EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Ethan Horowitz, Branch Chief

Re:	Resolute Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 15, 2011 Response Letter Dated June 30, 2011 File No. 1-34464
Dear Mr. Horowitz,
Set forth below are the responses of Resolute Energy Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 15, 2011, regarding the above-referenced filings. As our counsel, Patricia Peterson (of Davis Graham &Stubbs), discussed with Mr. Wojciechowski on July 29, 2011, certain information, namely Exhibits 1 and 2 to this response letter, is being provided supplementally, which is addressed more fully below.
For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.
Form 10-K for Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
Note 15 — Supplemental Oil and Gas Information (unaudited), page F-26
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-27
1.	Your response to prior comment three explains that the primary difference between your ceiling limit calculation and the standardized measure of discounted future net cash flows is related to how the amount of future income taxes are determined. Please provide us with the calculation of your ceiling limitation as of December 31, 2010 with corresponding explanations, where necessary, to explain the differences between this calculation and the standardized measure of discounted future net cash flows. Refer to Rule 4-10(c)(4) of Regulation S-X.
The Resolute Energy Corporation ceiling test calculation as of December 31, 2010 was performed in a manner consistent with Regulation S-X Article 4-10(c)(4), and the guidance provided in Staff Accounting

Bulletin 114 Topic 12.D.1. We are providing you supplementally with a copy of that calculation (Exhibit 1). As detailed in Exhibit 1 and discussed in our previous correspondence, Resolute’s full cost ceiling limitation exceeded the net proved oil and gas properties balance, and therefore there was no impairment for the year ended December 31, 2010. In Exhibit 2 we also are providing supplementally to you a summary of the calculation of standardized measure of discounted net cash flows as of December 31, 2010. As indicated by the two Exhibits, the primary difference required in the two calculations is the computation of income tax effects. As stated in our prior correspondence, in the standardized measure calculation, future income taxes are computed utilizing undiscounted future cash flows, less future costs; whereas the income tax effect computed in the ceiling limitation begins with discounted future net cash flows (before income taxes). As such, the computations result in materially different amounts and result in full cost ceiling limitations significantly in excess of both the standardized measure of discounted future net cash flows and the net proved oil and gas properties balance as of December 31, 2010.
2.	We further note that your response that the amount of the discounted future net cash flows (before income taxes) used in the ceiling limitation as of December 31, 2010 was $848 million. Please tell us how you were able to conclude that your full cost ceiling limitation is significantly in excess of your proved oil and gas properties balance as of December 31, 2010. As a part of your response, please tell is how you determined the income tax rate, or amount, used in the computation of your ceiling limit.
As evidenced by the calculation in Exhibit 1, the full cost ceiling limitation computed in a manner consistent with Regulation S-X Article 4-10(c)(4), and the guidance provided in Staff Accounting Bulletin 114 Topic 12.D.1. is significantly in excess of our proved oil and gas properties balance as of December 31, 2010. The income tax rate properly used in the ceiling test calculation was 37.7%, which is comprised of the Federal statutory rate of 35%, plus the Company’s effective state tax rate of 2.7% (after giving effect to the Federal tax deduction benefit).
Exhibits 1 and 2 are provided supplementally, and are not required to be disclosed in the Company’s Annual Report on Form 10-K, or by any other regulatory requirement, and, but for the Commission’s request, such information would only have been shared with the Company’s senior officers, board of directors and auditors. Therefore, we request Exhibits 1 and 2 be returned to the Company pursuant to Rule 12b-4 promulgated pursuant to the Securities Exchange Act of 1934, as amended, immediately following the completion of the Staff’s review process.
Please feel free to call me at the letterhead address or Jim Tuell, Resolute’s Vice President and Chief Accounting Officer at 303-534-4600 should you desire to discuss these matters. If you do not agree with the positions taken herein, we believe it would be both more responsive and efficient, and we would appreciate the opportunity to discuss matters with you directly, rather than being notified of your conclusion by mail. We look forward to your reply.

Very truly yours, Resolute Energy Corporation /s/ Theodore Gazulis Theodore Gazulis Chief Financial Officer

cc.     Mark Wojciechowski

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